Mail Stop 4561

December 7, 2006

Mr. Charles F. Boyle
Vice President and Chief Financial Officer
Universal Health Realty Income Trust
367 South Gulph Road
P.O. Box 61558
King of Prussia, PA    19406

    **Re:    Universal Health Realty Income Trust**
    **Form 10-K for the year ended December 31, 2005**
    **Filed March 15, 2006**
    **File No. 001-09321**

Dear Mr. Boyle:

    We have reviewed your response letter dated November 22, 2006 and have the following additional comment.  We think you should revise your document in future filings in response to this comment.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 10-Q for the quarters ended March 31, 2006, June 30, 2006, and September 30, 2006

Note 2 – Relationship with Universal Health Services, Inc. (UHS) and Related Party Transactions

1. We have reviewed your response to comment 2.  In future filings please expand your disclosure to clearly explain the reasons why you recognized a gain on the exchange of properties and disclose the accounting literature that you relied upon.

Discuss the fact that the risk related to the future cash flows of the new properties was significantly reduced.

\*\*\*\*\*\*

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response.  Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief